EXHIBIT 99.21

License Amendment Agreement among the Registrant, Shire Pharmaceuticals Group plc and Shire International Licensing B.V., dated March 22, 2004

The document was filed with the Canadian securities regulators in redacted form.

22 March 2004

LICENCE AMENDMENT AGREEMENT

Between

ANORMED, INC.

SHIRE PHARMACEUTICALS GROUP PLC

And

SHIRE INTERNATIONAL LICENSING B.V.

LICENCE AMENDMENT AGREEMENT

Relating to the Patent and Know-How Licence
for Lanthanum Carbonate and other Compounds
dated 9 January 2004

CONFORMED COPY

LICENCE AMENDMENT AGREEMENT

Date:

22 March 2004

Parties:

(1)

ANORMED, INC., a company incorporated in Canada whose principal place of business is #200, 20353 64th Avenue, Langley, B.C. V2Y 1N5, Canada ("AnorMED");

(2)

SHIRE PHARMACEUTICALS GROUP PLC, a company organised and existing under the laws of England whose registered office is situated at Hampshire International Business Park, Chineham, Basingstoke, Hampshire, RG24 8EP, England ("SPG"); and

(3)

SHIRE INTERNATIONAL LICENSING B.V. of Fred. Roeskestraat 123 Olympic Plaza, 1076EE, Amsterdam, The Netherlands ("SILBV").

Recitals

A.

On 2 February 1996, Johnson Matthey Plc ("JM") and SPG entered into an exclusive royalty bearing licence agreement pursuant to which JM licensed certain patents and know-how to Shire in relation to the research, development and use of [REDACTED TEXT] or use in the treatment or prevention of [REDACTED TEXT] in humans ("License Agreement").

B.

On 28 June 1996, JM and AnorMED entered into an agreement under which JM assigned to AnorMED all of its right, title and interest in the patents licensed to SPG under the License Agreement.

C.

On 15 December 1997, JM, AnorMED, SPG and SILBV executed an Assignment and Amendment Agreement to the License Agreement under which, among other things, the assignment of the licensed patents from JM to AnorMED was approved by SPG, certain terms of the License Agreement were amended, and certain rights under the License Agreement were assigned from SPG to SILBV ("First Amendment").

D.

On April 23, 2001, AnorMED filed a U.S. patent application No. [REDACTED TEXT] and has filed or will be filing foreign counterparts of such application for the use of [REDACTED TEXT] and other compounds for [REDACTED TEXT].

E.

On 9 January 2004, AnorMED, SPG and SILBV executed an agreement amending and restating the terms of the License Agreement by including, among other things, U.S. patent application No. [REDACTED TEXT] and extending the licence field to non-human uses of Compounds ("Restated Licence").

F.

SPG and SILBV desire to amend the Restated Licence by providing, among other things, for Shire to receive, upon making certain payments to AnorMED, an assignment of or fully paid-up rights to use AnorMED Patents and AnorMED Know-How [REDACTED TEXT] on the terms and conditions set out in this Amendment Agreement.

1.

DEFINITIONS AND INTERPRETATION

1.1

The parties agree that clause 1.1 of the Restated Licence shall be amended by the insertion of the terms defined in clause 1.2 of this Amendment Agreement.

1.2

In this Amendment Agreement:

"Assigned Patents"	means the Patents that have been assigned to Shire pursuant to the terms of this Agreement;
"Amendment Agreement"	means the Licence Amendment Agreement between AnorMED, SPG and SILBV dated 22 March 2004;
"Amendment Date"	means the date of the Amendment Agreement;
"European Events"	means the events identified in Appendix II, items 2(a), 2(b) and 2(c), each of which triggers a portion of the respective European Payment;
"Europe"

means Austria, Belgium, Denmark, Finland, France Germany, Greece, Italy, Ireland, Luxembourg, Netherlands, Portugal, Spain, Sweden, United Kingdom, Bulgaria, Cyprus, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Malta, Poland, Rumania, Slovakia, Slovenia, Turkey, Norway and Switzerland;

"European Patents"

means all the patents and patent applications set forth in Appendix I that are issued or pending in any country in Europe, together with all divisionals, extensions, reissues, substitutions, renewals and continuations thereof (including European Supplementary Protection Certificates) and patents issuing thereon;

"European Payment"	means the payment by Shire to AnorMED of all the sums identified in Appendix II, items 2(a), 2(b) and 2(c), on the occurrence of all the respective European Events;
"Intellectual Property"

means any patents, patent extensions, applications for any of the foregoing (including, but not limited to, continuations, continuations-in-part, divisional applications and supplementary certificates), copyrights, rights in know-how, trade secrets and confidential information and all similar forms of intellectual property right having equivalent effect anywhere in the world;

"Japanese Event"	means the event identified in Appendix II that triggers the Japanese Payment;

"Japanese Patents"

means all the patents and patent applications set forth in Appendix I that are issued or pending in Japan, together with all divisionals, extensions, reissues, substitutions, renewals and continuations thereof and patents issuing thereon;

"Japanese Payment"	means the payment by Shire to AnorMED of the sum identified in Appendix II on the occurrence of the Japanese Event;
"Milestone Event"	means any of the European Events, the US Event or the Japanese Event identified in Appendix II that triggers any portion of the European Payment, the US Payment or the Japanese Payment respectively;
"Milestone Payment"	means the payment by Shire to AnorMED of the sum identified in Appendix II on the occurrence of any of the European Events, the US Event or the Japanese Event;
"Option"	has the meaning set forth in clause 2C.1 of this Agreement;
"US Event"	means the event identified in Appendix II that triggers the US Payment;
"US Associated Territory"	means the United States of America and all other countries of the world, except Japan and the countries in Europe;
"US Patents"

means all the patents and patent applications set forth in Appendix I that are issued or pending in the United States of America or any other country other than Japan or any country in Europe, together with all divisionals, extensions, reissues, substitutions, renewals and continuations thereof-and patents issuing thereon; and

"US Payment"	means the payment by Shire to AnorMED of the sum identified in Appendix II n the occurrence of the US Event.

1.3

Unless otherwise expressly stated herein, capitalised terms shall have the meaning given to them in the Restated Licence.

2.

AMENDMENT OF CLAUSE 2.1

2.1

The parties agree that clause 2.1 of the Restated Licence shall be amended as follows:

(a)

the first Line thereof shall read as follows:

"2.1 Subject to the terms of this Agreement, AnorMED hereby grants:" and

(b)

sub-clauses 2.1.1 and 2.1.2 of the Restated Licence shall be amended by deleting the phrase ", royalty-bearing" in the first line of each sub-clause.

2.2

The parties recognize and agree that the license granted under clause 2.1 of the Restated Licence shall not be royalty bearing with respect to the Territory [REDACTED TEXT]

The following clause shall be inserted as a new clause 2A to the Restated Licence after clause 2.6 thereof.

"2A.

ASSIGNMENT OF PATENTS"

"2A.1

Within 30 days from Shire:

(a)

making all portions of the European Payment [REDACTED TEXT] to AnorMED, AnorMED shall assign all right, title and interest in the European Patents in the SILBV Territory to SILBV and all right, title and interest in the European Patents in the SPG Territory to SPG;

(b)

making the US Payment to AnorMED [REDACTED TEXT], AnorMED shall assign to SILBV all right, title and interest in the US Patents; and

(c)

making the Japanese Payment to AnorMED, and subject to SILBV exercising its rights under the Option, AnorMED shall assign to SILBV all right, title and interest in the Japanese Patents."

"2A.2

Within 60 days from the Amendment Date, the parties shall agree on a short form patent assignment agreement substantially in the form of Appendix III to this Agreement."

"2A.3

For the avoidance of doubt, the assignment of the US Patents, European Patents and the Japanese Patents as set forth in clause 2A.1 and any patent or patent application as set forth in clause 2A.4 shall, without limitation, include;

(a)

the Assigned Patents assigned pursuant to the foregoing assignments shall be assigned free and clear of all liens, claims and encumbrances except this Agreement;

(b)

the right to recover from third parties and take all such proceedings as may be necessary for the recovery of damages or otherwise in respect of all infringements of any of the Assigned Patents whether committed before or after the Amendment Date;

(c)

the right to any patents granted pursuant to any of the patent applications included in the Assigned Patents, for the full term of such patents; and

(d)

the right to prosecute and obtain patent protection for any patent applications included in the Assigned Patents, including the right to claim priority from such applications."

"2A.4

In the event that:

(a)

Shire has exercised the Option and made all Milestone Payments; and

(b)

[REDACTED TEXT] AnorMED is the sole owner of any patent or patent application (which AnorMED has not licensed to a third party or encumbered) which claims only (and nothing else) a composition, formulation, use or method of manufacturing of lanthanum carbonate, in each case together with all divisionals, extensions, reissues, substitutions, renewals, continuations and foreign counterparts thereof (including European Supplementary Protection Certificates) with only such claims and patents issuing thereon with only such claims;

then AnorMED shall promptly assign all right, title and interest in such patent applications and patents to SILBV with respect to the SILBV Territory and to SPG with respect to the SPG Territory."

"2A.5

If [REDACTED TEXT] AnorMED owns any patent or patent application which claims a composition, formulation, use or method of manufacturing [REDACTED TEXT] and which claims additional subject matter (whether through broader claims or additional claims), the patent and patent application assignment obligation in clause 2A.4 shall not apply. Such patents and patent applications, any in-licensed patents and patent applications by AnorMED [REDACTED TEXT] and any patents and patent applications jointly owned by AnorMED [REDACTED TEXT] which patents and patent applications AnorMED has a right to license or sub-license and which are described by clause (b) of the definition of "Patents", shall continue to be licensed to Shire as "Patents" in accordance with terms and conditions of this Agreement."

The following clause shall be inserted as a new clause 2B of the Restated Licence after clause 2A.

"2B

FURTHER ASSURANCE"

"2B.1

No later than 60 days from the payment by Shire to AnorMED of the respective European Payment, the US Payment or the Japanese Payment (if the Option is exercised), AnorMED shall deliver up or procure the delivery-up, to Shire or its nominee of all documents, information and files relating to, and reasonably necessary to prosecute or maintain, the respective European Patents, US Patents or Japanese Patents, as the case may be, except materials that are subject to an attorney client privilege."

"2B.2

Each party agrees to act in good faith and to provide all reasonable co-operation and assistance to the other party in connection with the completion of the assignment of the Assigned Patents to Shire in a timely and efficient manner. Without limiting the generality of this clause, AnorMED shall promptly pass on to Shire any notices received from any third party relating to the Assigned Patents."

"2B.3

Each of the parties shall use reasonable efforts from time to time to procure and execute documents as may be required by any applicable laws to give full effect to the assignment to Shire of any Assigned Patents."

"2B.4

AnorMED shall, upon reasonable request from Shire, provide all reasonable co-operation and assistance to Shire, and Shire shall promptly reimburse AnorMED for any reasonable out-of-pocket expenses that AnorMED may incur from third parties, in connection with the Patent assignment and other actions required or requested under this Agreement with respect to the Assigned Patents or related documents, information and files, including matters with respect to the prosecution, maintenance, enforcement or defense of the Assigned Patents, provided that, AnorMED promptly informs Shire of any reasonable out-of-pocket expenses likely to be incurred and provides copies of invoices or other substantiating documentation for such expenses. If Shire seeks access to or assistance from AnorMED employees in connection with the prosecution, maintenance, enforcement or defense of the Assigned Patents for an aggregate amount of time greater than two normal working days, the parties shall in good faith negotiate appropriate consultancy fees to be paid to AnorMED."

The following clause shall be inserted as a new clause 2C of the Restated Licence after clause 2B.

"2C. OPTION"

"2C. 1

AnorMED hereby grants to SILBV, [REDACTED TEXT] an exclusive option to acquire all right, title and interest in the Japanese Patents including, for the avoidance of doubt and except as otherwise provided in clause 6.1A, AnorMED's right to receive any payments with respect to Net Sales Value, Veterinary Net Sales or Veterinary Net Income in relation to the Product in Japan, for the Japanese Payment ("Option")."

"2C.2

The Option shall be exercisable by SILBV [REDACTED TEXT] from the Amendment Date by notice in writing to AnorMED stating SILBV's election to exercise the Option. On receipt by AnorMED of such notification, AnorMED shall by written notice confirm SILBV's right to acquire the Japanese Patents."

"2C.3

The Parties agree that if the Option is not exercised by Shire in accordance with clause 2C.2, Shire shall have no obligation whatsoever to make the Japanese Payment and shall have no right to assignment of the Japanese Patents or the patents and patent applications described in clause 2A.4."

3.

AMENDMENT OF CLAUSE 6 PAYMENTS

Clause 6 of the Restated Licence shall be amended by the insertion of new clauses 6.1A and 6.8 to 6.14 as follows:

3.1

The parties agree that a new clause 6.1A shall be added after sub-clause 6.1.4 to the Restated Licence that reads as follows:

"6. 1A

The parties agree and acknowledge that, Shire shall from the Amendment Date, cease to have any obligations to make any payments with respect to Net Sales Value, Veterinary Net Sales or Veterinary Net Income for the Territory, other than Japan, pursuant to sub-clauses 6.1.2, 6.1.3 or 6.1.4. If the Option is not exercised, the provisions of sub-clauses 6.1.2, 6.1.3 and 6.1.4 shall only apply with respect to Japan and for purposes of these sub-clauses the definition of "Territory" shall be amended to mean only the country of Japan. If the Option is exercised, the parties agree and acknowledge that Shire shall, from the Option exercise notice date, cease to have any such obligations with respect to Japan under this Agreement that have not accrued; provided, however, that (a) Veterinary Net Income will deem to be accrued with respect to Japan for any up-front or exercise payment to be paid upon exercise of any binding option agreement that is entered into prior to exercise of the Option and (b) any accrued payments prior to exercise of the Option that constitute Veterinary Net Income for Japan shall be allocated in the manner in which Shire and its assignee or sub-licensee have in good faith allocated the payments for the rights in Japan and, if not so allocated, any payments for world wide rights that constitute Veterinary Net Income shall be deemed to be allocated [REDACTED TEXT]."

3.2

The parties agree that new clauses 6.8 to 6.14 (inclusive) shall be added after clause 6.7 to the Restated Licence that read as follows:

"6.8

In consideration of the licence rights granted under clause 2.1 and the Patent assignment rights granted under clauses 2A and 2C, Shire shall pay AnorMED upon occurrence of each Milestone Event, the corresponding non-creditable and non-refundable Milestone Payment. For the avoidance of doubt, each Milestone Payment shall be made no more than once with respect to the achievement of the associated Milestone Event, but shall be payable the first time the Milestone Event is achieved; [REDACTED TEXT]

"6.9

SILBV and SPG shall divide and pay the Milestone Payments as follows:

(a)

SILBV shall pay the entire US Payment;

(b)

subject to the exercise of the Option by SILBV, SILBV shall pay the entire Japanese Payment; and

(c)

each portion of the European Payment shall be divided between and paid by SPG [REDACTED TEXT] and SILBV [REDACTED TEXT].

The foregoing division of each portion of the European Payment is based on the parties' estimate of the relative values of the European Patents that are to be assigned to SILBV and SPG and the related AnorMED Know-How for Europe licensed to each of them. The parties further agree that at the Amendment Date the market value of the Irish patent identified in Appendix I [REDACTED TEXT].

"6.10

Shire shall notify AnorMED in writing within 2 business days after becoming aware of the achievement of each of Milestone Event and shall require any Associated Company, sub-licensee, distributor or agent achieving the Milestone Event to give notice to Shire within 2 business days. Each such Milestone Payment shall be made by the appropriate Shire entity to AnorMED within 30 days of the date of each such notice."

"6.11

Unless otherwise agreed between the parties, all Milestone Payments due under this Agreement shall be paid in US dollars."

"6.12

Subject to clause 6.13 hereof, all sums due for Milestone Payments under this Agreement shall be made in full without deduction of income, value added or other taxes, charges or duties that may be imposed. In the event that Shire is required by law to make any such deduction it shall promptly inform AnorMED and upon request, provide AnorMED with documentary evidence sufficient to enable AnorMED to support a claim for a tax credit in respect of any amount so withheld."

"6.13

If laws, rules or regulations require withholding of income taxes or other taxes imposed upon any Milestone Payments by Shire to AnorMED under this Agreement, Shire shall use commercially reasonable efforts to ensure that any withholding taxes or other taxes imposed are reduced as far as possible under the provisions of the current or any future applicable taxation treaties or agreements between foreign countries and shall provide any reasonable assistance or cooperation which may be requested by AnorMED in connection with any efforts by AnorMED to reduce, avoid or obtain a credit for such taxes, so that it may take advantage of any and all benefits under any such applicable taxation treaties or agreements."

"6.14

Any overdue Milestone Payments under this Agreement shall be charged interest at the prime rate quoted by the Royal Bank of Canada on the first business day of each month plus two percentage points, or the maximum permitted by applicable law, whichever is less."

Clause 7 of the Restated Licence shall be deleted and another clause shall be inserted as a new clause 7.

4.

REPLACEMENT OF CLAUSE 7

4.1

The parties agree and acknowledge that clause 7 of the Restated Licence and its header shall be completely deleted and replaced with a new header and clause 7 that reads as follows:

"7.

 EFFECT OF MILESTONE PAYMENTS AND TERMINATION"

"7. 1

Upon receipt by AnorMED of the respective US Payment, all portions of the European Payment or the Japanese Payment (if the Option has been exercised), the following shall automatically occur:

(a)

the respective US Patents, European Patents or Japanese Patents, as the case may be, that are assigned to Shire as a result of such Milestone Payment pursuant to clause 2A.l hereof shall upon the respective assignment be deemed to removed from the definition of "Patents" in this Agreement. Upon assignment, such US Patents, European Patents or Japanese Patents, as the case may be, shall be deemed to be included in the definition of "Assigned Patents";

(b)

with respect to the portion of the Territory to which such Assigned Patents pertain (i.e. the US Associated Territory, Europe or Japan, as the case may be) and notwithstanding clause 10.1 of this Agreement, the license set forth in clause 2.1 of this Agreement for the AnorMED Know-How and any remaining Patents pursuant to clause 2A.5 hereof shall become fully paid-up, exclusive, royalty-free, perpetual and irrevocable and shall become non-exclusive (with the right to sub-licence) with respect to the AnorMED Know-How [REDACTED TEXT]; and

(c)

clauses 2.5, 2.6, 10.1, 10.2, 12.1.1 and 13.1 of this Agreement shall terminate, and be deemed not to apply, with respect to the portion of the Territory to which such Assigned Patents pertain (i.e., the US Associated Territory, Europe or Japan, as the case may be)."

"7.2

Upon assignment of any patents or patent applications to Shire pursuant to clause 2A.4, such patents or patent applications shall be removed from the definition of "Patents" in this Agreement and shall be deemed to be included in the definition of "Assigned Patents."

5.

AMENDMENT TO CLAUSE 9

5.1

The parties agree that clause 9 of the Restated Licence shall be amended as follows:

(a)

by the addition of words "and Assigned Patents" after the word "Patents" in the first sentence thereof; and

(b)

the complete deletion of the second sentence thereof.

6.

REPRESENTATIONS AND WARRANTIES

Clause 13.4 of the Restated Licence shall be deleted and replaced with the following three clauses:

"13.4

Shire and AnorMED each warrant as of the Amendment Date that:

(a)

it has obtained all corporate authorisations required to enter into and perform its obligations under this Agreement;

(b)

this Agreement is a valid and binding obligation, enforceable against it in accordance with its terms and conditions; and

(c)

it is not under any obligation to any person, contractual or otherwise, that conflicts with the terms of this Agreement."

"13.5

AnorMED represents and warrants as of the Amendment Date that:

(a)

it is the sole legal owner and, so far as it is aware, beneficial owner (except for this Agreement) of the Patents set forth on Appendix I;

(b)

the Patents and the AnorMED Know-How constitute all the Intellectual Property owned or licensed to AnorMED relating to the Compounds;

(c)

AnorMED has not received any written notice alleging that the issued patents included in the Patents are invalid or unenforceable;

(d)

so far as it is aware, AnorMED has not done or omitted to do anything which would cause the Patents to lapse prematurely or render any of the Patents subject to a revocation, except as fairly disclosed in the notice from the U.S. Patent and Trademark Office to [REDACTED TEXT] in relation to AnorMED's U.S. Patent applications [REDACTED TEXT];

(e)

so far as it is aware, none of the issued patents included in the Patents are the subject of challenge, revocation, cancellation, annulment or withdrawal and AnorMED has not received any written notice from any third party which disputes the right of AnorMED to use them;

(f)

so far as it is aware, U.S. Patent Applications [REDACTED TEXT] (including any foreign counterparts thereof) are not the subject of challenge, revocation, cancellation, annulment or withdrawal except as fairly disclosed in the notice from the U.S. Patent and Trademark Office to [REDACTED TEXT] in relation to AnorMED's U.S. Patent applications [REDACTED TEXT];

(g)

there are no outstanding agreements, understandings or arrangements, whether expressed or implied, whereby a licence or other permission to use the Patents set forth on Appendix I or the AnorMED Know-How in the Field has been granted, or is obliged to be granted, to any third party other than this Agreement; and

(h)

AnorMED has not sent or received any written notice claiming or alleging that there exists an actual or threatened infringement by any third party of the Patents or the AnorMED Know-How."

"13.6

Except as expressly provided in this Agreement, AnorMED makes no other representations or warranties, express or implied, and disclaims any implied warranties, including warranties of merchantability, fitness for a particular purpose, patentability and non-infringement with respect to the Patents, AnorMED Know-How or any Products."

7.

NO OTHER ASSIGNMENT

AnorMED confirms to Shire that, from the Amendment Date to the date of assignment of the respective US Patents, European Patents or Japanese Patents (if the Option is exercised), it shall not seek to assign, license, encumber or otherwise dispose of any right, title or interest under the respective US Patents, European Patents or Japanese Patents (if the Option is exercised) to any third party.

8.

ADDITIONAL APPENDICES TO RESTATED LICENCE

The parties agree that:

(a)

Schedule 1 and Schedule 2 to this Amendment Agreement shall be inserted as the new Appendix II and Appendix III to the Restated Licence after Appendix I thereof; and

(b)

the Patents identified in Appendix I to the Restated Licence shall be completely deleted and replaced with the Patents identified in Schedule 4 to this Amendment Agreement.

9.

PRESS RELEASE

The press releases to be issued by the Parties on execution of this Amendment Agreement is set out in Schedule 3 to this Amendment Agreement.

10.

RESTATED LICENCE

Except as expressly amended by the terms of this Amendment Agreement, the Restated Licence shall remain in full force and effect.

11.

COUNTERPARTS

This Amendment Agreement may be executed in one or more counterparts, each of which shall constitute an original agreement, but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment Agreement to be executed by the duly authorised representatives of the parties on the day and year first before written.

SIGNED, for and on behalf of ANORMED, INC.	) )	"Michael Abrams"
	) )	Michael Abrams, President & CEO
	)	Print Name and Title

SIGNED, for and on behalf of SHIRE PHARMACEUTICALS GROUP PLC.	) ) )	"J. Rus"
	) )	Joseph Rus, EVP & General Manager, Sales & Marketing
	)	Print Name and Title

SIGNED, for and on behalf of SHIRE INTERNATIONAL LICENSING B.V..	) ) )	"O.B. Linker"
	) )	O.B. Linker, Managing Director
	)	Print Name and Title

"L.J.M. Pijnenburg"
L.J.M. Pijnenburg, Managing Director

SCHEDULE I

Appendix II

Milestone Events and Milestone Payments

No.	Milestone Event	Milestone Payment (US$)
1.	US Event: Receipt of Product Licence for the Product from the United States Food and Drug Administration.	US$18 million
2.	European Events: [REDACTED TEXT]	[REDACTED TEXT]
	[REDACTED TEXT]	[REDACTED TEXT]
	[REDACTED TEXT]	[REDACTED TEXT]
3.	Japanese Event: [REDACTED TEXT]	[REDACTED TEXT]

For the avoidance of doubt, the Milestone Event occurs whether the "receipt" is by SPG, SILBV, one of their Associated Companies or sub-licensees, or any distributor or agent of the foregoing.

Schedule A

[Insert patents and patent applications to be assigned]

SCHEDULE 3

Press Release

ANORMED SELLS GLOBAL PATENTS FOR FOSRENOL (lanthanum
carbonate) TO SHIRE PHARMACEUTICALS GROUP

For Immediate Release:

March XX, 2004

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) announced today that it has sold the global patents for FOSRENOL to Shire Pharmaceuticals Group plc, and one of its wholly owned subsidiaries, for up to US$31 million in milestone payments to be made upon regulatory approval in the United States, the European Union and Japan.

Michael Abrarns, President and CEO of AnorMED, said the proceeds of the sale will be used to drive development of the Company's two leading product candidates now in clinical trials and to aggressively pursue preclinical studies for several other product candidates in cardiac tissue repair, oncology and HIV.

Under the terms of the agreement, Shire will pay AnorMED US$18 million when FOSRENOL is approved in the United States, US$7 million when FOSRENOL is approved in the relevant EU countries. In consideration of these payments, Shire's royalty obligations to AnorMED shall cease throughout the world, except for Japan. The agreement also provides Shire a 12 month option, to purchase the Japanese patents for US$6M to be paid upon approval in Japan. On the exercise of the option, Shire's royalty obligations to AnorMED for FOSRENOL sales in Japan also cease. If the option is not exercised AnorMED will continue to be entitled to FOSRENOL royalties in Japan. The title to the patents will be transferred from AnorMED to Shire upon payment of milestones.

Shire has assumed all responsibility and costs for the development and commercialization of FOSRENOL. Shire filed for regulatory review and approval in the European Union, Canada and with the U.S. Food and Drug Administration (FDA) for FOSRENOL as a treatment for high phosphate levels in the blood, which occurs in patients undergoing dialysis as a result of chronic kidney failure. On February 28, 2003, Shire received an approvable letter from the FDA. The approvable letter asked Shire for additional data and analysis to address a number of remaining questions. The requested data and analysis has been provided to the FDA and Shire expects the FDA's review to be completed in 2004. Shire also announced that they have initiated labelling discussions with the EU Reference Member State.

AnorMED is a biopharmaceutical company focused on the discovery and development of new small molecule therapeutics for the treatment of cancer, HIV and inflammation, among others. The Company has four clinical products in development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases.

Over the course of 2004, AnorMED plans to complete Phase II trials in AMD3100 for stem cell transplantation. An end of Phase II meeting will be held with the United States FDA to plan Phase III trials for AMD3100 in stem cell transplantation. In addition, the Company expects to file an Investigational New Drug application to begin human clinical trials for AMD3100 in heart attack patients. AnorMED will also initiate further trials for AMDO7O in HIV patients. Additional information on AnorMED Inc. is available on the Company's website:

www.anormed.com.

Note: Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, The Company does not expect to update forward-looking statements continually as conditions change. Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003.

For further information:
Elisabeth Whiting, MSc.
Senior Director, Corporate Development
& Communications
Office: (604) 532-4667
Direct:(604) 763-4682